UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Insperity, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
45778Q107

(CUSIP Number)
December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778Q107	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul J. Sarvadi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
		233,037	(*)
	6	SHARED VOTING POWER
		1,272,760	(**)
	7	SOLE DISPOSITIVE POWER
		233,037	(*)
	8	SHARED DISPOSITIVE POWER
		1,272,760	(**)

CUSIP No. 45778Q107	Page 3 of 6 Pages

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,797
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(*)	Includes 42,509 unvested shares of restricted stock.

(**)
Includes 815,396 shares held by Our Ship Limited Partnership Ltd.; 421,069 shares held by the Sarvadi Children’s Partnership Ltd.; 19,644 shares held by six education trusts established for the benefit of the children of Paul J. Sarvadi; and 16,651 shares held by Paul J. Sarvadi and Vicki D. Sarvadi JT WROS.

CUSIP No. 45778Q107	Page 4 of 6 Pages

Item 1.

Item 1(a)	Name of Issuer:	Insperity, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:	19001 Crescent Springs Drive Kingwood, Texas 77339-3802

Item 2.

Item 2(a)	Name of Person Filing:	Paul J. Sarvadi
Item 2(b)	Address of Principal Business Office or, if none, Residence:	19001 Crescent Springs Drive Kingwood, Texas 77339-3802
Item 2(c)	Citizenship:	United States
Item 2(d)	Title of Class of Securities:	Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number:	45778Q107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Cover Page Item 9

(b)	Percent of Class: See Cover Page Item 11

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: See Cover Page Item 5
(ii)     Shared power to vote or to direct the vote: See Cover Page Item 6

CUSIP No. 45778Q107	Page 5 of 6 Pages

(iii)	Sole power to dispose or to direct the disposition of: See Cover Page Item 7

(iv)	Shared power to dispose or to direct the disposition: See Cover Page Item 8

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

CUSIP No. 45778Q107	Page 6 of 6 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2017
Date

/s/ Paul J. Sarvadi
Signature

PAUL J. SARVADI

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).